MERUS LABS AND ENVOY CAPITAL ENTER INTO A DEFINITIVE AGREEMENT

VANCOUVER, November 11, 2011 /CNW/ - Merus Labs International Inc. [CNSX: MR] (“Merus”) and Envoy Capital Group Inc. [TSX: ECG] [NASDAQ: ECGI] ("Envoy") are pleased to announce that, in accordance with the letter of intent previously announced on October 11, 2011, they have entered into a definitive arrangement agreement whereby Envoy and Merus will amalgamate to form a new company (“Amalco”) pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

Under the terms of the Arrangement, each common share of Merus will be exchanged on a 4:1 basis for common shares of Amalco (each, an “Amalco Share”) and all outstanding common shares of Envoy (each, an “Envoy Share”) will be exchanged on a 1:1 basis for common shares of Amalco. It is a condition precedent to the Arrangement that Envoy will complete a private placement of up to 4,500,000 units of Envoy (each, an “Envoy Unit”) at a minimum price of $2.00. Each Envoy Unit consists of one Envoy Share and one half of one warrant, which entitles the holder to purchase an additional Envoy Share at an exercise price of $3.00 per Envoy Share and are required to be exercised if the closing price of the Amalco Shares on the TSX is at or above $4.00 for thirty consecutive days. It is anticipated that the proceeds from the private placement will be used for Amalco’s general working capital and to implement Amalco’s business plan by providing fund for the expansion of Merus’ marketing initiatives and for strategic acquisitions.

Upon completion of the Arrangement, it is expected that the shareholders of Envoy (the “Envoy Shareholders”) will, in the aggregate, hold approximately 51% of the issued and outstanding common shares of Amalco on a non-diluted basis and the shareholders of Merus (the “Merus Shareholders”) will hold approximately 49% of the issued and outstanding shares on a non-diluted basis.

All options and warrants of Merus and Envoy will become exercisable for options and warrants of Amalco on a basis equivalent to the exchange ratio. The Arrangement is expected to close on or about December 13, 2011 or such other date as the parties may agree, and is subject to approval by the CNSX, TSX, NASDAQ, the Envoy Shareholders, the Merus Shareholders, and the British Columbia Supreme Court.

Amalco’s board of directors is anticipated to consist of Ahmad Doroudian, David Guebert, Robert Pollock, Joseph Rus, and Timothy Sorensen.

Amalco is anticipated to carry on the business of Merus going forward.

Ahmad Doroudian, the Chief Executive Officer of Merus, stated, “We are very pleased with the signing of the definitive agreement to merge with Envoy. With the completion of the merger, we will have a significantly stronger financial position to grow our business and deliver value to our shareholders.”

Robert Pollock, the Chief Executive Officer of Envoy, stated, “We are looking forward to completing our merger with Merus. This transaction allows Envoy and its shareholders to participate in a superior growth opportunity. The complementary asset mix of the merged company provides a compelling platform with which to enter the specialty pharma industry.”

A full copy of the definitive agreement will be filed by each of Envoy and Merus with the Canadian securities regulatory authorities and will be available at www.sedar.com. In addition, a detailed description of the agreement will be included in the management information circular which will be mailed to Merus Shareholders and Envoy Shareholders and filed on SEDAR in connection with meetings to be held on December 9, 2011 to approve the Arrangement and various matters in connection with the Arrangement.

About Envoy Capital

Envoy is Toronto based merchant banking organization that focuses on providing financial services as well as debt and equity capital to small and mid-cap companies.

About Merus Labs

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. Merus utilizes its expertise in the North American pharmaceutical markets and its access to capital to acquire and license niche branded products in Canada and United States. Merus further enhances the sale and distribution of these products by introduction of a focused marketing and promotion plan.

Forward-looking Statements:

This press release may contain forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance, including statements relating to the expected ratio the Envoy Shareholders and the Merus Shareholders will hold in Amalco, the anticipated use of proceeds of the private placement of Envoy, the anticipated closing date for the Arrangement, and the anticipated board of directors of Amalco. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect Merus' and Envoy's current judgment, actual results will almost always vary as a result of various factors, including, but not limited to, the state of the financial markets for the Merus Shares and Envoy Shares; Merus' and Envoy's ability to complete the Arrangement for any reason including their inability to obtain any necessary consents or authorizations required; Envoy's inability to complete the private placement; and other risks associated with the closing of the Arrangement. Except as required by applicable law, Envoy and Merus do not intend to update any of the forward-looking statements so as to conform these statements to actual results. Investors should refer to the risks disclosed in the Merus' and Envoy's reports filed from time to time with securities regulatory authorities.

This press release does not constitute an offer of any securities for sale or a solicitation of an offer to purchase any securities. The securities to be issued in connection with the Arrangement have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) and may not be offered or sold in the United States absent registration under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act. In addition, neither the Envoy Units, the Envoy Shares, the share purchase warrants or the shares issuable upon exercise of the share purchase warrants have been or will be registered under the 1933 Act and may not be offered or sold in the United States absent registration under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act.

For further information about Merus, please contact:

Dr. Ahmad Doroudian
President & Chief Executive Officer
Tel: 604.805.7783

For further information about Envoy , please contact:

Robert Pollock
President & Chief Executive Officer
Tel: 416.619.3166